UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): March 19, 2018

IMPAX LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-34263	65-0403311
(State of	(Commission File Number)	(IRS Employer
Incorporation)		Identification No.)

30831 Huntwood Avenue, Hayward, CA		94544
(Address of principal executive offices)		(Zip Code)

(510) 240-6000
Registrant’s telephone number, including area code
N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01     Other Events.
Pursuant to the Business Combination Agreement (the “BCA”), dated as of October 17, 2017, among Impax Laboratories, Inc. (the “Company” or “Impax”), Amneal Pharmaceuticals LLC (“Amneal”), Atlas Holdings, Inc. (“Holdco”), a wholly-owned subsidiary of Impax, and K2 Merger Sub Corporation (“Merger Sub”), a wholly-owned subsidiary of Holdco and an indirect wholly-owned subsidiary of Impax, as amended on November 21, 2017 and December 16, 2017, among other things: (i) Merger Sub will be merged with and into Impax (the “Impax Merger”), with Impax continuing as the surviving corporation; (ii) each share of Impax common stock outstanding immediately prior to the Impax Merger Effective Time (as defined in the BCA), other than shares owned or held by Impax in treasury, by Amneal or by any of their respective subsidiaries, will be converted into the right to receive one share of Class A common stock of Holdco; (iii) Impax will convert to a Delaware limited liability company named Impax Laboratories, LLC; (iv) Holdco will contribute all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal; (v) Holdco will re-register as a public company and be renamed Amneal Pharmaceuticals, Inc. (Holdco after such re-registration and renaming is referred to herein as “New Amneal”); (vi) New Amneal will issue shares of its Class B common stock to Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC; and (vii) New Amneal will become the managing member of Amneal. Impax currently expects the closing (“the Closing”) of the transactions contemplated by the BCA (such transactions, collectively (i)-(vii), are referred to herein as the “Combination”) to occur as early as April 9, 2018, subject to the receipt of shareholder, Federal Trade Commission and other regulatory approvals.

On March 19, 2018, in connection with the Combination and pursuant to the Indenture, dated as of June 30, 2015 (the “Original Indenture”), between Impax and Wilmington Trust, National Association, a national banking association, as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of November 6, 2017, between Impax and the Trustee (together with the Original Indenture, the “Indenture”), relating to Impax’s 2.00% Convertible Senior Notes due 2022 (the “Notes”), Impax delivered to the Trustee and the holders of the Notes a Notice of Merger Event (the “Merger Event Notice”). A copy of the Merger Event Notice is attached hereto as Exhibit 99.1.

The foregoing descriptions of the BCA and the Combination do not purport to be complete and are qualified in their entirety by reference to the BCA and the subsequent amendments thereto, which were filed as Exhibit 2.1 to Impax’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2017, Exhibit 2.1 to Impax’s Current Report on Form 8-K filed with the SEC on November 21, 2017 and Exhibit 2.1 to Impax’s Current Report on Form 8-K filed with the SEC on December 20, 2017, and which are each incorporated herein by reference. The foregoing description of the Merger Event Notice does not purport to be complete and is qualified in its entirety by reference to the Merger Event Notice, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description
99.1	Notice of Merger Event, dated as of March 19, 2018.

Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2017, in the Form S-4 filed by Holdco, in the definitive proxy statement on Schedule 14A filed by Impax and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information Has Been Filed with the SEC
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation, as amended by Amendment No. 1, dated November 21, 2017, and Amendment No. 2, dated December 16, 2017. In connection with the proposed transaction, Holdco filed a registration statement on Form S- 4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) on November 21, 2017, Amendment No. 1 to the registration statement filed on December 29, 2017, Amendment No. 2 to the registration statement filed on January 23, 2018, Amendment No. 3 to the registration statement filed on February 1, 2018 and Amendment No. 4 to the registration statement filed on February 6, 2018, which was declared effective by the SEC on February 9, 2018. Impax has filed a definitive proxy statement on Schedule 14A with the SEC on February 12, 2018, and the definitive proxy statement and a form of proxy have been mailed to the shareholders of Impax on or about February 13, 2018. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file or have filed with the SEC, or will send or have sent to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 19, 2018		IMPAX LABORATORIES, INC.
	By:	/s/ Bryan M. Reasons
	Name:	Bryan M. Reasons
	Title:	Senior Vice President, Finance and Chief Financial Officer